UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Neogen Corporation

(Exact name of registrant as specified in its charter)

Michigan	0-17988	38-2367843
(Jurisdiction of incorporation)	Commission file number	(IRS Employer Identification No.)

620 Lesher Place, Lansing, MI 48912

(Address of principal executive offices)

Steven J. Quinlan (517)372-9200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction:

This is the Conflict Minerals Disclosure of Neogen Corporation (“Neogen” or the “Company”) for calendar year 2013. Certain terms in this report are defined in Rule 13p-1.

In accordance with Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“Act”) governing conflict minerals, registrants must determine whether any of the conflict minerals (defined by the Act as Tin Cassiterite), Tungsten (Wolframite), Tantalum (Columbite-Tantalite or Coltan) and Gold (the “3TGs” or “Conflict Minerals”) are necessary to the functionality or production of its manufactured products. If so, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals in its manufactured products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”).

Description of Neogen’s Reasonable Country of Origin Inquiry (‘RCOI’)

Neogen has designed and implemented a conflict minerals compliance plan that is intended to comply with the Act. Neogen has taken the following steps:

1.	Developed a strategy based upon OECD guidelines to meet the legislative requirements

a.	Established a conflict minerals project team to address the first year reporting and embed a sustaining process for the future.

b.	Reviewed its project design and implementation plan to ensure a structured approach and methodology has been followed.

2.	Identified Neogen’s suppliers of conflict minerals and conducted RCOI

a.	A review of Neogen’s products was carried out using Company product databases which provide details of the composition of Neogen’s end products, in order to identify any that contain conflict minerals. The outcome of this review was that two potential conflict minerals were detected in various raw materials that were components of Neogen’s end products in 2013; gold, used in the Company’s diagnostic products, and tin, a component of certain animal safety product formulations.

b.	Neogen made a series of RCOIs of the suppliers of these raw materials to attempt to determine where the 3TGs are sourced. Neogen exercised due diligence over the RCOIs received from its suppliers. No suppliers informed Neogen, in response to Neogen’s due diligence inquiries, that it obtained Conflict Minerals from the DRC or an adjoining country. Certain suppliers, however, responded that they did not know the reasonable country of origin of the 3TGs that were sourced from them. Due to the small volume of products purchased from those suppliers, Neogen has had limited ability to obtain more detailed origin information.

3.	Institutionalized a process to improve future reporting

a.	Neogen intends to take the following steps to mitigate the risk further that its necessary conflict minerals do not benefit armed groups in the DMC or adjoining countries:

i)	Engage with suppliers to obtain more current and accurate information about the supply chain.

ii)	Include a conflict mineral clause in new or renewed supplier contracts.

iii)	Enhance the composition and training of the internal Neogen group leading Neogen’s conflict minerals compliance efforts.

Results of Neogen’s Reasonable Country of Origin Inquiry

In accordance with the Act, as a result of the information the Company received from its suppliers for calendar 2013, Neogen was not able to determine with certainty the country of origin of some of the Conflict Minerals in its manufactured products, but has no reason to believe its necessary conflict minerals may have originated in the Covered Countries for products manufactured in calendar year 2013, all within the meaning of the Act.

The information in this report is also available on the Neogen website at www.neogen.com under Investor Relations, Conflict Minerals Disclosure”.

Section 2—Exhibits

Item 2.01 Exhibits

Not Applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Neogen Corporation. (Registrant)

/s/ Steven J. Quinlan	June 2, 2014
Steve J. Quinlan Vice President, Chief Financial Officer and Secretary